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Stephanie Capistron

stephanie.capistron@dechert.com
+1 617 728 7127 Direct

April 11, 2023

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Deborah O’Neal

Re:	Virtus Stone Harbor Emerging Markets Income Fund (the “Registrant”)

Preliminary Proxy Statement on Schedule 14A

(File No. 811-22473)

Dear Ms. O’Neal:

This letter responds to the comment you provided to me in a telephonic discussion on April 6, 2023 with respect to your review of the Registrant’s Preliminary Proxy Statement on Schedule 14A (“Preliminary Proxy Statement”), as filed with the U.S. Securities and Exchange Commission on March 31, 2023. We have reproduced your comment below, followed by the Registrant’s response. Capitalized terms have the meanings attributed to such terms in the Preliminary Proxy Statement.

Comment:         In the tables included in the discussion of Proposal 2, please include sub-headings indicating that EDI and EDF are the Acquired Fund and Acquiring Fund, respectively.

Response:        The Registrant has incorporated this comment.

*    *    *

We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at (617) 728-7127 if you wish to discuss this correspondence further.

Sincerely,

/s/ Stephanie A. Capistron

Stephanie A. Capistron

cc:	Jennifer Fromm, Virtus Investment Partners